Mail Stop 4561

April 17, 2007

Kenneth A. Minor
Chief Financial Officer
Sonic Foundry, Inc.
222 West Washington Avenue, Suite 775
Madison, WI 53703

> **Re:** **Sonic Foundry, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2006**
> **File No. 000-30407**

Dear Mr. Minor:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

     Sincerely,

     Kathleen Collins
     Accounting Branch Chief